UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
OCULAR THERAPEUTIX, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

67576A100
 (CUSIP Number)

May 23, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index:  Page 7

CUSIP No. 67576A100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GLG PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,457,787

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,457,787

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,457,787

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67576A100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
MAN GROUP PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,457,787

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,457,787

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,457,787

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G	Page 4 of 8 Pages

Item1 (a).	Name of Issuer:
Ocular Therapeutix, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15 Crosby Drive, Bedford, MA 01730

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	GLG Partners LP (the “Investment Manager”); and
(ii)	Man Group plc (the “Parent Company”).

This Statement relates to Shares (as defined herein) held by certain funds and/or managed accounts to which the Investment Manager serves as investment manager (collectively, the “GLG Funds”).  Parent Company indirectly, through various intermediate entities, controls the Investment Manager.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is Riverbank House, 2 Swan Lane, London EC4R 3AD, United Kingdom.

Item 2(c).	Citizenship:

The Investment Manager is a United Kingdom limited partnership.  The Parent Company is a Jersey public limited company.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (the “Shares”)
Item 2(e).	CUSIP Number:
67576A100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of May 31, 2019, each of the Reporting Persons may be deemed to be the beneficial owner of 2,457,787 Shares held by the GLG Funds. The Parent Company hereby disclaims any beneficial ownership of any such Shares.

SCHEDULE 13G	Page 5 of 8 Pages

Item 4(b).	Percent of Class:

As of May 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.74% of Shares outstanding.  (This percentage is based on 42,836,978 Shares outstanding as of May 1, 2019 as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2019.)

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,457,787
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,457,787
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. The GLG Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLG PARTNERS LP

By:	/s/ Katherine Squire
Katherine Squire
Chief Compliance Officer

MAN GROUP PLC

By:	/s/ Katherine Squire
Katherine Squire
Global Head of Compliance & Regulatory

May 31, 2019

Page 7 of 8 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of May 31, 2019

GLG PARTNERS LP

By:	/s/ Katherine Squire
Katherine Squire
Chief Compliance Officer

MAN GROUP PLC

By:	/s/ Katherine Squire
Katherine Squire
Global Head of Compliance & Regulatory